

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 27, 2007

Mr. Makoto Uenoyama
Principal Financial Officer
Matsushita Electric Industrial Co., Ltd.
1006, Oaza Kadoma
Kadoma-shi
Osaka 571-8501, Japan

     Re: **Matsushita Electric Industrial Co., Ltd.**
           Form 20-F for the fiscal year ended March 31, 2007
           File No. 001-06784

Dear Mr. Uenoyama:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

               Sincerely,

               Martin F. James
               Senior Assistant Chief Accountant